

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Yancey Spruill
Chief Executive Officer
DigitalOcean Holdings, Inc.
101 6th Avenue
New York, New York 10013

> **Re: DigitalOcean Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 22, 2021**
> **CIK No. 0001582961**

Dear Mr. Spruill:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated December 17, 2020.

Amended Draft Registration Statement Submitted January 22, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 65

1. We note the changes to your definition of Net Dollar Retention Rate. Since the metric is designed to demonstrate your ability to grow revenue from existing customers and you may include revenue from customers who did not generate revenue in the previous 12 months, please provide greater context to investors by quantifying the impact of re-engaged customers on your Net Dollar Retention Rate.

Audited Financial Statements
Note 15. Subsequent Events, page F-33

2.   We note in your response to comment 9 that certain secondary share purchase transactions took place between May and November among new and existing investors and "the primary buyers and sellers in such transactions had access to information about the Company's operations and financial condition." It appears these transactions were at fair value since it appears they were between a willing buyer and a willing seller, and both parties had reasonable knowledge of relevant facts. Please explain to us why it is necessary and appropriate to rely upon estimates of value when known fair values are available.

3.   We note in your response to comment 9 that in the October and November valuations, the value of the common shares was determined by applying a weighting of the IPO scenario (50%) and the sale scenario (50%). In light of the filing date of your DRS, the October 14th IPO organizational meeting, and your hiring of bankers between the June 2020 Valuation and the October 2020 Valuation, please explain to us why it is reasonable to only apply a 50% weighting to the IPO scenario. Also tell us of any objective evidence of the Company undertaking a sale during this period, including the nature and extent of any discussions with interested buyers, which would justify assigning a 50% weighting to the sale scenario.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Alison A. Haggerty